Christian O. Nagler To Call Writer Directly: +1 212 446 4660 cnagler@kirkland.com	601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com	Facsimile: +1 212 446 4900

July 1, 2021

VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, D.C. 20549 Attention: Jessica Livingston and David Lin

Re:	Atlas Crest Investment Corp.

Amendment No. 1 to Registration Statement on Form S-4

Filed June 4, 2021

Amendment No. 2 to Registration Statement on Form S-4

Filed June 7, 2021

File No. 333-254007

On behalf of our client, Atlas Crest Investment Corp. (the “Company”), we set forth below the Company’s response to the letter, dated June 21, 2021, containing the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Amendment No. 1 to Registration Statement on Form S-4 filed by the Company on June 4, 2021, and Amendment No. 2 to Registration Statement on Form S-4 filed by the Company on June 7, 2021 (collectively, the “Registration Statement”).

In order to facilitate your review, we have restated the Staff’s comments in this letter, and we have set forth the Company’s responses immediately below the Staff’s comments.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is filing an amendment to the Registration Statement (the “Amendment”) concurrently with this letter, which reflects the revisions and clarifies certain other information. The page numbers in the text of the Company’s responses correspond to the page numbers in the Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment. Statements made with respect to the Company and Archer are made based on representation made to us by them.

Securities and Exchange Commission

July 1, 2021

Amendment No. 2 to Registration Statement on Form S-4

Summary of the Proxy Statement/Prospectus

Related Agreements, page 8

1.	Staff’s comment: We note that you have incorporated by reference certain documents into the proxy statement/prospectus, including the Letter Agreement and form of Subscription Agreement, as referenced on pages 8 and 9, respectively. Please provide your analysis as to how you determined your eligibility for incorporation by reference.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 8, 9, 88 and 89 of the Amendment to reference the relevant exhibit to the Amendment or Annex to the proxy statement/prospectus which forms a part of the Amendment.

Proposal No. 1: The Business Combination Proposal

Unaudited Prospective Financial Information, page 99

2.	Staff’s Comment: The internally prepared forecasts included in your filing present information for each of the years in the six-year period ending December 31, 2030. Considering your statement that, by its nature, this information becomes less reliable with each successive year, revise to explain how this period of time was selected.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the six-year period beginning in 2024 was selected because of the assumption that certification of Archer’s aircraft would occur by the end of 2024. Furthermore, Archer’s management chose to present a six-year period following such certification because, in the view of Archer’s management, such a period would allow a reasonable amount of time for Archer’s production and business operations to ramp up to meet production and sales forecasts. The statement regarding reliability of the information primarily focuses on the difficulty in estimating accurate financial results in those distant future years, as the number of events that could change the outcome of those results increases. However, we believe the presentation of this six-year period was helpful because, assuming the certification of Archer’s aircraft at the end of 2024, the six-year period is sufficient time to show how the Archer business model is designed to work, including production and sales growth and maturation, following certification and commercialization activities. Accordingly, we have revised the disclosure on page 101 of the Amendment.

Securities and Exchange Commission

July 1, 2021

3.	Staff’s Comment: Disclosure on page 99 states that the prospective financial information included in your filing reflects the best currently available estimates and judgments, but disclosure on page 100 states that this information does not take into account any circumstances or events occurring after the date it was prepared. Please revise to clarify the timeliness of the information provided and whether there were any notable changes after the time when it was prepared.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that no significant circumstances or events have taken place since the preparation of the financial forecast, other than the litigation matter with Wisk that has been disclosed in the Amendment. The litigation and investigation is at an early stage, and while Archer believes this claim is without merit Archer is not able to reasonably predict or estimate the potential costs of this matter at this time. Archer does not believe that this matter would have any material effect on these prior estimates and judgements after the time when they were prepared. Accordingly, we have revised the disclosure on page 101-102 of the Amendment to add additional clarity on this point.

4.	Staff’s Comment: We note your statement that the financial projections reflect numerous estimates and assumptions with respect to various conditions and future events, as well as matters specific to Archer’s business. Expand your disclosure to more fully describe the process through which these projections were prepared, including additional information regarding the underlying material assumptions made (e.g., the nature of the assumed market for Archer’s electric aircraft, the basis for growth rates and how they were deemed to be reasonable, the correlation between forecasted revenues, costs and expenses, capital expenditures, and aircraft production, etc.).

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 101-103 of the Amendment.

5.	Staff’s Comment: On pages 99 - 100, please remove or modify the statement cautioning investors not to rely on projections included in the proxy statement/prospectus.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 102 of the Amendment.

6.	Staff’s Comment: EBITDA is defined on page 101 as revenue for the period presented less payments for direct and indirect operating costs, cost of goods sold, and general and administrative expenses. Please revise as this definition appears to be inconsistent with the definition of EBITDA per Item 10(e)(1)(ii)(A) of Regulation S-K. As part of your revised disclosure, clarify whether forecasted EBITDA presented in your filing includes research and development expenses. In addition, note that your definition of free cash flow appears to be inconsistent with the definition per question 102.07 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures.

Securities and Exchange Commission

July 1, 2021

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that (i) it has clarified the definition of EBITDA on page 104 of the Amendment and (ii) the assumptions and underlying estimates remain the same. In addition, we have revised the disclosure on page 104 of the Amendment to remove the reference to the Non-GAAP measure of free cash flow.

Opinion of Duff & Phelps, the Atlas Board’s Financial Advisor, page 101

7.	Staff’s Comment: We note the disclosure on page 104 that the Atlas Board’s financial advisor, Duff & Phelps, has furnished its fairness opinion “solely for the use and benefit of the Atlas Board in connection with its consideration of the Business Combination” and this opinion “was not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps’ express consent.” Please also refer to similar language contained in the fairness opinion. This disclosure suggests that shareholders may not consider or rely on the information in the opinion. Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for Duff & Phelps’ belief that shareholders cannot rely on the opinion to support any claims against Duff & Phelps arising under applicable state law (e.g., the inclusion of an express disclaimer in Duff & Phelps’ engagement letter with the company). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Duff & Phelps would have no effect on the rights and responsibilities of either Duff & Phelps or the board of directors under the federal securities laws.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure relating to the Duff & Phelps’ opinion on page 107 of the Amendment.

Securities and Exchange Commission

July 1, 2021

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page

148

8.	Staff’s Comment: We note the revisions made in response to prior comment 4, but the reasons for differences in pro forma adjustment amounts in (I) and (DD) are still not apparent. Please revise your disclosure further to explain why the dollar amounts for these adjustments differ.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 153-154 of the Amendment.

Information About Atlas

Legal Proceedings, page 158

9.	Staff’s Comment: Please revise to include disclosure on the litigation related to the Business Combination and to cross-reference the related risk factor on page 48 or advise.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 162 of the Amendment.

Information About Archer

Legal Proceedings, page 196

10.	Staff’s Comment: Please revise to include a cross-reference to the related risk factor disclosure on the recent Wisk litigation and government investigation.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 201 of the Amendment.

Securities and Exchange Commission

July 1, 2021

Archer Aviation Inc.

Notes to Condensed Financial Statements

Note 9. Stock-Based Compensation

Collaboration and Warrant Agreements, page F-89

11.	Staff’s Comment: We note that, in connection with entering into a collaboration and purchase agreement with United Airlines in January 2021, Archer issued warrants to purchase shares of its common stock which vest upon the satisfaction of certain milestones. Tell us how you concluded that a portion of the warrants issued should be accounted for pursuant to FASB ASC 718 while the remainder should be accounted for pursuant to FASB ASC 606 and FASB ASC 718. In addition, explain your basis for the recognition patterns described in your disclosure. As part of your response, tell us how the identification of United Airlines as a customer was considered in determining the appropriate accounting treatment. Also tell us whether the guidance per ASU 2019-08 has been adopted.

Response: The Company acknowledges the Staff’s comment and has included a discussion below to both clarify and support Archer's basis of accounting for Archer's existing warrants to purchase common stock issued to United Airlines (“United”) as part of the collaboration, purchase, and warrant agreements (“United Agreements”). In addition, the Company has drafted revised disclosures on pages F-78, F-81, F-89 and F-90 of the Amendment to more clearly describe the transactions and the related accounting for the warrants issued to United.

On January 29, 2021, Archer entered into the United Agreements with United. Under the terms of the purchase agreement, United has committed to purchase 200 Archer aircraft, with an option to purchase an additional 100 aircraft, provided that a new type of aircraft, which meets United’s requirements for urban environments, is developed and approved for commercial aviation. Additionally, the parties agreed to form a commercial relationship to advance the business of operating aircraft in urban environments for commercial purposes. To incentivize United to enter into the purchase agreement, Archer issued 14,645,614 warrants to United to purchase shares of its common stock at an exercise price of $0.01 per share. Pursuant to the warrant agreement, the warrants vest upon the completion of four contingent milestone events:

1.       5,858,246 shares vest immediately upon execution of the warrant agreement (“Milestone One”).

Securities and Exchange Commission

July 1, 2021

2.       2,929,123 shares vest upon completion of a financing transaction in which United is a participant (“Milestone Two”).

3.       1,464,561 shares vest upon approval of the aircraft’s final certification by the Federal Aviation Administration (“FAA”) (“Milestone Three”).

4.       4,393,684 shares vest upon acceptance of delivery and final purchase by United of each aircraft (“Milestone Four”).

Archer first considered whether the United Agreements should be accounted for under FASB ASC 808. In considering the criteria in FASB ASC 808-10-15 and the FASB ASC Master Glossary, Archer determined the United Agreements did not represent a collaboration pursuant to such criteria because United is not an active participant in developing the aircraft. Specifically, United is not providing any technology, is not incurring any costs in the development of the aircraft or bearing any significant risks and rewards and has no ownership rights in any joint intellectual property (the “IP”) developed.

Archer next assessed whether the United Agreements should be accounted for under FASB ASC 606. In considering the guidance in FASB ASC 606-10-15-3, Archer concluded the purchase agreement qualifies as a contract with a customer. As a result of signing the purchase agreement, United became a customer with the intention of obtaining output from Archer’s ordinary operating activities, which was a newly designed type of aircraft authorized for commercial aviation. United has not contracted to share in the risks and benefits of developing the aircraft and will not be involved in the development and production of the aircraft or its underlying IP. As a result, Archer determined that both the United Agreements fell within the scope of FASB ASC 606. Therefore, Archer’s accounting assessment was based on the guidance in ASC 606 as amended by ASU 2019-08. Archer adopted ASU 2019-08 as of January 1, 2021 and included such disclosure within Note 3 of the Condensed Financial Statements as of and for the three months ended March 31, 2021.

Archer determined that the warrants issued, in their entirety, to United should be accounted for under FASB ASC 606 as consideration payable to a customer as described in ASC 606-10-32-25(c). Specifically, the warrants issued to United to purchase common stock of Archer were issued in conjunction with a revenue contract. Archer recognizes that this is a point of clarity with respect to the Staff’s comments on the accounting for warrants associated with the four milestones. Accordingly, Archer has revised the disclosure on pages F-89 and F-90 of the Amendment. Refer to the discussion below with respect to Archer’s analysis that further discusses why it believes that warrants issued, in their entirety, are accounted for under ASC 606.

Securities and Exchange Commission

July 1, 2021

Archer considered the guidance in ASC 606-10-32-25A in determining both the measurement and recognition of the consideration to be paid to United under the four milestones. With respect to measurement, Archer will measure all of the warrants at their grant date fair value, as of January 29, 2021, consistent with the measurement guidance in ASC 718. With respect to classification, Archer considered the criteria in ASC 718, which included consideration of ASC 480, to determine that the warrant should be classified as equity.

ASC 606-10-32-25 states that:

“Consideration payable to a customer also includes equity instruments (liability or equity classified) granted in conjunction with selling goods or services (for example, shares, share options, or other equity instruments). An entity shall account for consideration payable to a customer as a reduction of the transaction price and, therefore, of revenue unless the payment to the customer is in exchange for a distinct good or service that the customer transfers to the entity.”

ASC 606-10-32-26 further states that:

“If the amount of consideration payable to the customer exceeds the fair value of the distinct good or service that the entity receives from the customer, then the entity shall account for such an excess as a reduction of the transaction price. If the entity cannot reasonably estimate the fair value of the good or service received from the customer, it shall account for all of the consideration payable to the customer as a reduction of the transaction price.”

As further discussed below, we have clarified our view that Archer is not receiving distinct goods or services from United that could be reasonably estimated, and therefore view the value of the warrants, when recognized, to be a reduction of the transaction price with United for accounting purposes.

Next, Archer considered the pattern of recognition and presentation of the value of the warrants. ASC 606-10-32-27 states, “Accordingly, if consideration payable to a customer is accounted for as a reduction of the transaction price, an entity shall recognize the reduction of revenue when (or as) the later of either of the following events occurs:

i.       The entity recognizes revenue for the transfer of the related goods or services to the customer.

ii.       The entity pays or promises to pay the consideration (even if the payment is conditional on a future event). That promise might be implied by the entity’s customary business practices.”

Securities and Exchange Commission

July 1, 2021

Archer accounted for Milestone One (issuance of Warrant Agreement) under ASC 606. Archer does not believe that the consideration payable for Milestone One was provided in exchange for a distinct good or service. Rather, the consideration was to induce United to commit to a contingent purchase agreement for an aircraft from Archer, which also provides valuable credibility to Archer to have such an anchor customer. As such, Archer believes that ASC 606 indicates that such consideration payable to the customer should be accounted for as a reduction to the transaction price. Archer also considered the guidance FASB Revenue Recognition Implementation Guide, Question 43: How should an entity account for upfront payments to a customer?, from the Transition Resource Group (“TRG #43”) in considering how to account for the Milestone One warrants. Based on the interpretive guidance of ASC 606 and TRG #43, Archer believed that an asset (representing a prepaid discount) would conceptually be recognized upon the vesting date of these warrants based upon the grant date fair value, which would be amortized as a discount to the sales price when the related aircraft are sold in the future. However, consistent with TRG #43 Archer should assess that asset for recoverability and impairment.

In assessing the Milestone One asset for impairment, Archer concluded that the asset was not probable of recovery at that time and should be written off and recorded as an expense instead. The aircraft to be sold to United was conceptual in January 2021 when the agreement was executed. For the purposes of this analysis, there is no assurance (i) that Archer can develop a suitable commercially feasible design meeting United’s requirements under the purchase agreement for urban environment flight and (ii) that such an aircraft can obtain regulatory approval for commercial use by United in its target market areas. As such, for purposes of this analysis, there is uncertainty regarding the generation of revenue from the future sale of such aircraft. Archer was willing to grant the Milestone One warrants for the enhanced credibility such relationship provides to Archer. Specifically,

•        The expectation of Archer is that the final type certificate (Milestone Three) would not be approved until Q4 of 2024; and

•        Archer’s ability to generate sufficient sales of the aircraft to support the recoverability of the asset is fully dependent on achieving Milestone Three.

Based on both the guidance referenced above as well as the current facts and circumstances of Archer, we determined it reasonable to record the grant date fair value of Milestone One as an expense in the statement of operations and comprehensive loss upon vesting. While Archer believed that the payment conceptually could be recorded as an asset, for purposes of this analysis, the likelihood of generating future revenues with United was not deemed probable as of the reporting period. Thus, Archer recorded the grant date fair value of Milestone One to research and development expense as opposed to a prepaid discount asset.

Securities and Exchange Commission

July 1, 2021

Archer did consider whether this charge should be classified as contra-revenue or expense. We note that ASC 606-10-25-25 refers to recording payments to customers as a reduction of revenue, and TRG #43 was silent on this point. However, Archer believes that in its particular facts and circumstances – where there is no revenue at all and it is unlikely that there will be revenue for several years, presentation of such amounts as “negative revenue” would not best represent the economics of the arrangement and would be difficult for investors to understand. It is not a payment associated with a previous revenue contract, and it is not part of a broader economic arrangement involving a pool of other customers. Given Archer’s current stage of development in the research and development phase, Archer concluded that the most appropriate classification was as an expense.

Archer accounted for Milestone Two (Completion of a financing transaction where United is a participant) under ASC 606. Archer does not believe that any portion of this milestone represents a cost of financing due to the vesting requirement of United to participate in a financing transaction. Specifically, no participants in the financing transaction were issued additional awards, or a warrant for additional shares for participating in the financing. In other words, as United participated in the financing on the same terms as other unrelated investors who did not receive warrants, Archer does not believe that any of the warrants in Milestone Two represent the fair value of costs incurred as part of the financing and therefore the warrants were not issued to United in their capacity as an investor. Rather, Archer respectfully submits that the warrants were issued to United solely due to its participation in the United Agreements, coupled with the commercial relationship. With respect to the recognition pattern and presentation of the warrants associated with Milestone Two, Archer believes that both the guidance and unique facts and circumstances discussed for Milestone One will apply. As this milestone is not yet vested, Archer considered the probability of the performance condition. Consistent with FASB ASC 805-20-55-50 through FASB ASC 805-20-55-51 by analogy, a company typically cannot conclude it is probable that a liquidity event, such as a change in control of the company, will occur until the date of consummation of the liquidity event because such an event is outside the company’s control and generally is not considered to be probable until the event occurs. This suggests that the expense for these warrants should not be recognized until the consummation of the Business Combination.

Upon vesting, Archer will record the grant date fair value of the Milestone Two warrants to research and development expense on the statement of operations and comprehensive loss because, at the consummation of the financing, for purposes of this analysis, the delivery of a commercially viable aircraft meeting United’s requirements is uncertain. Thus, the recoverability of a potential prepaid discount asset is still expected to be highly in doubt.

Securities and Exchange Commission

July 1, 2021

Archer accounted for Milestone Three (Approval of the aircraft’s final certification by the FAA) under ASC 606. As discussed above, Archer is targeting this certification to occur in Q4 of 2024. Archer recognizes that if it can achieve certification by the FAA for its aircraft, the probability of generating future revenues associated with the committed United purchase agreement becomes probable. Therefore, when Archer believes it is probable that Milestone Three will be achieved, it will begin capitalizing the grant date fair value of the warrants associated with Milestone Three as an asset through the vesting date consistent with guidance at ASC 606 and TRG 43. Archer will subsequently amortize the asset as a reduction to revenue as it sells the aircraft to United.

Archer accounted for Milestone Four (Acceptance of delivery and final purchase by United of each aircraft) under ASC 606. Under the warrant agreement, 1/200th of the 4,393,684 unvested warrants shall become vested and exercisable upon the acceptance of delivery and final purchase by United of each aircraft. The purchase agreement also provides United with an option to buy an additional 100 aircraft; however, no shares from the warrant agreement are attributable to that option. Consistent with the guidance in ASC 606, Archer will record the cost (measured at the original grant date in accordance with ASC 718) associated with the vesting of each portion of warrants within this milestone as revenue is recognized for each sale of the aircraft as a reduction of the transaction price.

Exhibits

12.	Staff’s Comment: We note from your Exhibit Index that the consent of Duff & Phelps filed as Exhibit 23.3 was included as Annex H to the proxy statement/prospectus, but we were unable to locate such consent. Please revise or advise.

Response: The Company acknowledges the Staff’s comment and has filed the consent of Duff & Phelps as Exhibit 23.3 to the revised Amendment.

General

13.	Staff’s Comment: We are unable to locate the Registration Rights Agreement, which your response to comment 8 indicates has been filed as Annex I to the revised Amendment. In this regard, it appears that a copy of the ESPP is included as Annex I. Please revise or advise.

Response: The Company acknowledges the Staff’s comment and has filed the ESPP as Annex G and has filed the Registration Rights Agreement as Annex I to the revised Amendment.

Securities and Exchange Commission

July 1, 2021

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact the undersigned (by telephone at (212) 446-4660 or by email at cnagler@kirkland.com) or Tamar Donikyan (by telephone at (212) 909-3421 or by email at tamar.donikyan@kirkland.com).

Sincerely,

/s/ Christian O. Nagler
Christian O. Nagler

VIA E-MAIL

cc:	Diane Fritz Ethan Horowitz Jessica Livingston David Lin Securities and Exchange Commission Michael Spellacy Atlas Crest Investment Corp. Dave Peinsipp John T. McKenna Tara Capsuto Cooley LLP